Exhibit 10.1

Fastenal Company
Bonus Program for Executive Officers
Quarterly Incentives
Our executive officers are eligible for cash incentives through individual bonus arrangements based on improvements in the overall financial performance of Fastenal and/or their respective areas of responsibility. The bonus arrangements provide our executive officers with the opportunity to earn a cash bonus for each quarter during a year when we increase our income above a predetermined minimum target.
The primary cash bonuses for all of our named executive officers are based on Fastenal's growth in pre-tax income and/or the officer's area of responsibility. The compensation committee selected pre-tax income as the appropriate metric for calculating cash bonuses for those officers because of the committee's belief that the focus of the named executive officers should be on profitability, which is the primary driver of shareholder value. The cash bonus for our chief financial officer also includes a component based on growth in company-wide net income because his responsibilities allow him to affect our entire financial position, including our tax position. The compensation committee believes that no named executive officer should earn a cash bonus under this program for a quarter unless financial performance has improved and therefore sets minimum targets for each quarter that are equal to the income achieved for the same quarter in the prior year. The compensation committee requires growth in income before any bonuses can be earned due to its belief that growth is achievable with superior effort and will generate the cash necessary to expand Fastenal's operations in accordance with our business plans and increase shareholder value.
The payout percentage used to calculate the amount of each named executive officer's primary quarterly cash bonus reflects the officer's track record in his or her current position (i.e., newly promoted executives historically have had to prove themselves in their new positions before earning higher payout percentages) and relative ability to impact profitability.
Cash bonus payments to our named executive officers are tied directly to our financial performance so that they increase only if and to the extent Fastenal's profitability grows; therefore, we do not believe it is necessary for payouts under our primary executive cash incentive program to be capped. We believe the current design of our executive bonus arrangements, along with our other controls, adequately mitigates risk and the use of multiple metrics would not be in furtherance of our goal of keeping our compensation programs simple, understandable, and transparent, and would risk keeping our executives focused on things other than profitability, thereby depriving them of the clear feedback and motivation necessary to improve our bottom line. Therefore, we do not base these cash incentives on multiple metrics.
Our named executive officers are each eligible for a supplemental bonus program. The supplemental bonus program, known as the ROA (Return on Assets) Plan, is intended to encourage better management of accounts receivable, inventory, and vehicles and provides cash incentive amounts on a quarterly basis for asset management improvement over the same quarter in the prior fiscal year and is described in more detail below.

Exhibit 10.1 (Continued)
2024 Incentive Program
The bonus arrangements for our named executive officers for 2024 were approved by our compensation committee at its last meeting in 2023. Consistent with prior years, the bonuses for 2024 were based on Fastenal's growth in pre-tax income or net income and/or the officer's area of responsibility. The bonuses for each quarter were determined by applying a payout percentage to the amount by which pre-tax income or net income exceeded 100% of pre-tax income or net income for the same quarter in 2023. The compensation committee determined that the payout percentages for each of the named executive officers for 2024 would remain unchanged from those in effect at the end of 2023, except that Mr. Drazkowski's payout percentage increased in recognition of his job scope and responsibilities, and Mr. Miller's payout percentage decreased in recognition of the geographic area under his leadership (United States) increasing beginning July 2024. Additionally, Mr. Watts' payout percentage increased when he transitioned to the position of president/chief sales officer in August 2024.
The specific bonus opportunities for our named executive officers are summarized in the table below. Each named executive officer's cash bonus for each quarter during 2024 was determined by applying the payout percentage listed opposite his or her name below to the amount by which Fastenal's pre-tax income or net income and/or the officer's area of responsibility for that quarter exceeded 100% of such income in the same quarter of 2023 (the 'minimum target').

Name	Income Type	Payout Percentage
Mr. Florness	Company-wide pre-tax income	1.75%
Mr. Lewis	Company-wide pre-tax income / Company-wide net income	0.50% / 0.35%
Mr. Watts (1)	Company-wide pre-tax income	1.25%
Mr. Miller (2)	Pre-tax income / Company-wide pre-tax income	0.75% / 0.15%
Mr. Drazkowski	Company-wide pre-tax income	0.60%
(1)Prior to August 2024, the bonuses for Mr. Watts were based on growth in company-wide pre-tax income with the payout percentage applied to that growth of 1.00%.
(2)Prior to July 2024, the bonuses for Mr. Miller were based on growth in pre-tax income for the geographic areas under his leadership (Eastern United States) with the payout percentage applied to that growth of 1.00%, as well as growth in company-wide pre-tax income, with the payout percentage applied to that growth of 0.25%. Mr. Miller's payout percentage on pre-tax income and company-wide pre-tax income decreased beginning July 2024 as a result of the geographic area under his leadership (United States) increasing.
The following table sets out, for each quarter in 2024, our actual and minimum target pre-tax income and net income on a company-wide basis for that quarter, in each case rounded to the nearest thousand. (As indicated above, the 'minimum target' amount in 2024 was 100% of such income in the same quarter of 2023.)

2024	Actual Pre-tax Income	Minimum Target Pre-tax Income	Actual Net Income	Minimum Target Net Income
First quarter	$389,844,000	$389,734,000	$297,740,000	$295,139,000
Second quarter	386,364,000	392,640,000	292,682,000	298,050,000
Third quarter	387,627,000	385,389,000	298,041,000	295,367,000
Fourth quarter	344,293,000	354,226,000	262,090,000	266,429,000
The approximate percentage of our actual and minimum pre-tax income attributable to our operations in the geographic area under Mr. Miller's leadership was 48% through June 2024 and 86% through December 2024.
As noted above, the ROA Plan, which is designed to encourage careful management of assets, namely accounts receivable, inventories, and pick-up trucks, for 2024 was approved by the compensation committee for our named executive officers. Quarterly bonuses would be payable pursuant to the ROA Plan if a specified level of improvement in asset management relative to the comparable prior year quarter was achieved. Improvement in asset management was assessed using a two-quarter average of total assets divided by the trailing 12-month net sales, which we refer to as the 'performance percentage.' If the performance percentage when compared to the prior year benchmark showed improvement at a level specified in the table below, the named executive officer would receive the corresponding bonus amount.

Improvement Amount Exceeded	Bonus Payout
150 basis points	$15,000
100 basis points (but less than 150 basis points)	$10,000
50 basis points (but less than 100 basis points)	$5,000

Exhibit 10.1 (Continued)
In addition, for each whole percentage improvement (e.g., 41.0%, 40.0%, 39.0%, etc.) a $10,000 bonus would be payable for the quarter when the new whole percentage threshold was first achieved. We achieved improvement and paid bonus amounts to our named executive officers, pursuant to the ROA Plan for each quarter in fiscal 2024 as follows:

2024	Improvement Amount Exceeded	Bonus Payout
First quarter	150 basis points	$15,000
Second quarter	150 basis points	15,000
Third quarter	50 basis points	5,000
Fourth quarter	—	—
Total		$35,000
2025 Incentive Program
The bonus arrangements for our named executive officers for 2025 were approved by our compensation committee at its last meeting in 2024. The bonus plans for our named executive officers for 2025 are unchanged from our 2024 bonus plans.